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                              June 28, 2022

       Robert Chv  tal
       Chief Executive Officer
       Allwyn Entertainment AG
       Weinmarkt 9 6004
       Lucerne, Switzerland

                                                        Re: Allwyn
Entertainment AG
                                                            Registration
Statement on Form F-4
                                                            Filed May 20, 2022
                                                            File No. 333-265129

       Dear Mr. Chv  tal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed May 20, 2022

       Summary Key Segmental Metrics and Pro Rata Financial Information, page
70

   1.                                                   We have reviewed your
response to comment 1. It appears that your non-IFRS
                                                        measures combines the
operations of entities that are accounted for on a consolidated basis and entities that
are accounted for under the equity method of accounting. In
                                                        addition, the total pro
rata basis presentation appears to represent the 100% basis segment
                                                        IFRS measure multiplied
by the economic interest held as disclosed page 73. This
                                                        appears to be an
average of the percentage held of all of the entities within the applicable segment based on the
detail provided in Note 35 on page F-197 and not the actual
                                                        economic interest held.
Therefore, the non-IFRS presentation on a per segment 100%
                                                        basis and a total pro
rata basis appear to be a tailored recognition and measurement method. Please refer to
the guidance in Rule 100(b) of Regulation G.
 Robert Chv  tal
Allwyn Entertainment AG
June 28, 2022
Page 2
2. In addition, we note that the adjustments to reconcile to Adjusted EBITDA in the consolidated non-IFRS reconciliation on page 73 represent adjustments made on a 100%
         basis. Since you account for some of these entities included in the applicable operating segments on a consolidated basis and some under the equity method of accounting, these adjustments would appear to represent an tailored recognition and measurement method.
         Please refer to the guidance in Rule 100(b) of Regulation G.
3. We have reviewed your response to comment 2. We continue to question why you believe Net Gaming Revenue should be adjusted for only lottery taxes and not other operating costs, such as incentives paid to players, bonuses, and fees.
4. We have reviewed your response to comment 3 noting you consider Adjusted Free Cash
         Flow to be a profitability measure. We continue to believe that Adjusted Free Cash Flow is a liquidity measure that should be reconciled to the most directly comparable IFRS measure, which is cash flows from operating activities. In addition, this measure should be presented within your liquidity discussion and only for the most recent measurement period.
Unaudited Pro Forma Condensed Combined Financial Information, page 169

5. Please expand footnote (d) to clarify the significant assumptions used in computing the recapitalization of SAZKA Entertainment.
Background of the Business Combination, page 383

6. We note your response to comment 5. Enhance your disclosure to describe the information prepared by Citi that was considered by the Cohn Robbins Board in connection with its approval of the Business Combination Agreement. Comparable Company Analysis, page 403

7. We note your disclosure, "Cohn Robbins, SAZKA Entertainment and their respective financial advisors identified several comparable public companies operating in the gaming industry." Please revise your disclosure to identify each party's financial advisor.
SAZKA Group Consolidated financial statements for the year ended 31 December
2021
Notes to the consolidated financial statements
Note 6. Operating segments and alternative performance measures, page F-115 FirstName LastNameRobert Chv tal
8. We note your response to comment 14. Please revise your segment footnote to only
Comapany   NameAllwyn
       present           Entertainment
               one measure             AG or loss in accordance with the
guidance in
                           of segment profit
       paragraph
June 28,         262of IFRS 8.
         2022 Page
FirstName LastName
 Robert Chv  tal
FirstName  LastNameRobert
Allwyn Entertainment AG Chv  tal
Comapany
June       NameAllwyn Entertainment AG
     28, 2022
June 28,
Page 3 2022 Page 3
FirstName LastName
General

9. We note that Credit Suisse was an underwriter for the initial public offering of the SPAC and it is advising/has advised on the business combination transaction with the target company. We also note that Citi and Goldman Sachs are advising/have advised on the business combination. Please tell us, with a view to disclosure, whether you have received notice from any advisory firm about ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the
         SPAC   s initial public offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Nasreen Mohammed at 202-551-3773 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services